FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending January 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

 Notification of Transactions of Directors, Persons Discharging
Managerial Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline 2009 Performance Share Plan (the Plan) notified the Company and the under-mentioned Directors and Persons Discharging Managerial Responsibility (PDMR) on 16 January 2014 of the following increases in their notional interests in Ordinary Shares at a price of 1597.50 pence per Ordinary Share and American Depositary Shares (ADSs) at a price of $52.84 per ADS following the notional re-investment of the dividend paid to shareholders on 9 January 2014.

Director/PDMR	Ordinary Shares	ADSs
Sir Andrew Witty	18,747.264
Dr M M Slaoui		5,798.785
Mr S Dingemans	7,270.571
Mr S M Bicknell	1,966.636
Mr R G Connor	1,303.907
Mrs D P Connelly		2,446.323
Mr J Ford		257.747
Mr S A Hussain	5,721.549
Mr W C Louv		1,689.737
Mr D S Redfern	2,809.477
Ms C Thomas	3,904.742
Mr P C Thomson	1,239.860
Mr D E Troy		3,258.978
Dr P J T Vallance	6,467.246
Ms E Walmsley	3,672.173
Mrs V A Whyte	460.409

The notional dividends accrued will be paid out in proportion to the percentage of participants' Plan holdings that vest following the end of the relevant measurement period.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

Sonja Arsenić
Corporate Secretariat

16 January 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: January 16, 2014

By: SIMON BICKNELL
------------------

Simon Bicknell
Authorised Signatory for and on
behalf of GlaxoSmithKline plc